767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 7, 2021

VIA EDGAR TRANSMISSION

Jennifer López

Staff Attorney

Office of Trade and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	First Watch Restaurant Group, Inc.

Draft Registration Statement on Form S-1

Submitted August 19, 2021

CIK No. 0001789940

Dear Ms. López:

On behalf of our client, First Watch Restaurant Group, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated August 31, 2021. In connection with such responses, the Company will be publicly filing, electronically via EDGAR, a Registration Statement on Form S-1 of the Company (CIK No. 0001789940) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of the Registration Statement, including copies marked to show the changes effected by the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted August 19, 2021

Summary Historical Consolidated Financial and Other Data, page 21

1.

We note the adjustment for the non-cash portion of straight-line rent expense to arrive at Adjusted EBITDA and Restaurant Level Operating Profit appears to substitute individually tailored recognition and measurement methods for those of GAAP. Please revise to eliminate the adjustment for the non-cash portion of straight-line rent expense. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Jennifer López
Securities and Exchange Commission
September 7, 2021

Page 2

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Christopher A. Tomasso

Chief Executive Officer

First Watch Restaurant Group, Inc.